Exhibit 6.5

PROMISSORY NOTE

July 14, 2021

$50,000

FOR VALUE RECEIVED, Staff Ninja LLC (“Borrower”) promises to pay to NexGenT Inc., a Delaware corporation (the “Company”), the principal sum of $50,000 (the “Loan”), together with interest on the unpaid principal hereof from the date hereof at the rate of 0.12% per annum, non-compounding.

Principal and interest shall be due and payable in full on the earlier of: (a) two (2) years from the date of the Loan, as indicated above (the “Maturity Date”) or (b) immediately prior to the dissolution or winding up of Borrower. The Borrower shall have the right to prepay amounts owed hereunder at any time without penalty.

All computations of interest shall be made on the basis of a year of 365 days for the actual number of days occurring in the period for which such interest is payable. Payments of principal and interest shall be made in lawful money of the United States of America. Borrower may at any time prepay all or any portion of the principal or interest owing hereunder.

Notwithstanding anything to the contrary contained in this Note, the interest rate shall be not less than the Applicable Federal Rate set by the U.S. Treasury for determining below market loans pursuant to Section 7872 of the Internal Revenue Code of 1986, as now in effect (the “Internal Revenue Code”). This Loan is not intended as a “below market loan” as such term is used in Section 7872 of the Internal Revenue Code, or any comparable applicable state tax law (“Below Market Loan”). The parties hereby agree that if any court or governmental taxing authority having jurisdiction over Borrower or the Company shall determine that this Loan is a Below Market Loan, the interest rate payable under this Note shall then be increased to the extent necessary to remove this Loan from any otherwise applicable definition of a Below Market Loan.

This Note is a full recourse note. The Company will have full recourse against the assets of Borrower in connection with the repayment of the Principal and payment of the accrued interest thereon and other amounts owed in connection with this Note.

Payments received by the Company will be applied first to the payment of accrued interest, second to the payment of any other amounts then owing under this Note and third to the repayment of unpaid Principal

This Note is governed by the laws of the State of Delaware.

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IN WITNESS WHEREOF, Borrower has duly executed and delivered this Note to the Company as of the date first above written.

Borrower:

Staff Ninja LLC

By:	/s/ Terry Kim
Name:	Terry Kim
Title:	Manager

Acknowledged and Agreed:

NEXGENT INC.

/s/ Terry Kim
Terry Kim, Chief Executive Officer